UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 3, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

CONNECTED TRANSACTION IN RELATION TO ENTERING INTO PARTNERSHIP AGREEMENT FOR THE ESTABLISHMENT OF IPV CAPITAL

GLOBAL TECHNOLOGY FUND

PARTNERSHIP AGREEMENT

The Company announced that on 2 May 2018, IPV Global as the General Partner and China IC Fund, China IC Capital and L&L Capital as the Limited Partners entered into the Partnership Agreement in relation to the establishment and management of the Fund. The Fund will be established in the PRC as a limited partnership for the purpose of equity investments, investment management and other activities, in order to maximize the profit of all Partners. Pursuant to the Partnership Agreement, the total capital commitment to the Fund is RMB1,616,160,000, of which RMB16.16 million is to be contributed by IPV Global, RMB800 million is to be contributed by China IC Fund, RMB165 million is to be contributed by China IC Capital and RMB635 million is to be contributed by L&L Capital. The Fund will be managed by Infotech Venture Investment.

IMPLICATIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 15.01% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Capital is an indirect wholly-owned subsidiary of the Company. Accordingly, the entering into of the Partnership Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the transactions contemplated under the Partnership Agreement exceed 0.1% but are less than 5%, the transactions contemplated under the Partnership Agreement constitute connected transaction of the Company and are subject to the reporting and announcement requirements under the Listing Rules, but are exempt from the circular and the independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

INTRODUCTION

The Company announced that on 2 May 2018, IPV Global as the General Partner and China IC Fund, China IC Capital and L&L Capital as the Limited Partners entered into the Partnership Agreement in relation to the establishment and management of the Fund. The Fund will be established in the PRC as a limited partnership for the purpose of equity investments, investment management and other activities, in order to maximize the profit of all Partners. Pursuant to the Partnership Agreement, the total capital commitment to the Fund is RMB1,616,160,000, of which RMB16.16 million is to be contributed by IPV Global, RMB800 million is to be contributed by China IC Fund, RMB165 million is to be contributed by China IC Capital and RMB635 million is to be contributed by L&L Capital. The Fund will be managed by Infotech Venture Investment.

PARTNERSHIP AGREEMENT

The principal terms of the Partnership Agreement are set out below:

Date

2 May 2018

Parties

1.	IPV Global as a General Partner;

2.	China IC Fund (a connected person at the issuer level of the Company) as a Limited Partner;

3.	China IC Capital (an indirect wholly owned subsidiary of the Company) as a Limited Partner; and

4.	L&L Capital as a Limited Partner.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, save as disclosed above, all the parties to the Partnership Agreement and their respective ultimate beneficial owners are third parties independent of the Company and the connected persons of the Company.

Purpose of the Fund

The purpose of the fund is to carry out equity investments, investment management and other activities within the business scope of the Fund, in order to maximize the profit of all Partners.

Capital Commitment

The total capital commitment to the Fund is RMB1,616,160,000, which will be contributed by IPV Global, China IC Fund, China IC Capital and L&L Capital as follows:

	Capital Commitment (RMB)	Percentage of Capital Commitment	Status
IPV Global	16.16 million	1.00%	General Partner
China IC Fund	800 million	49.50%	Limited Partner
China IC Capital	165 million	10.21%	Limited Partner
L&L Capital	635 million	39.29%	Limited Partner
Total	1,616.16 million	100%

The respective capital commitment to the Fund as set out above were determined after arm’s length negotiations among the parties to the Partnership Agreement with reference to the capital requirements of the Fund. The Group intends to fund its capital commitment to the Fund from its internal resources. All capital commitments will be paid in cash.

Payment of Capital Commitment

Each Partner shall contribute pursuant to the installment notice issued by the General Partner by paying the amount stipulated in such installment notice to the designated account of the Fund. Such installment notice should stipulate clearly the contribution date and the contribution amount. The General Partner shall issue such installment notice to the Partners at least 10 business days before the contribution date stated on the installment notice. The ratio of contribution amount to the capital commitment for the General Partner shall be the same as that for the Limited Partners. The General Partner shall explain the expected usage of the capital contribution under the installment notice and the expected expenditure for each usage. Such explanation is not legally binding to the Fund or to the General Partner.

Term of the Fund

The term of the Fund will be seven years from the first contribution date stated on the first installment notice issued by the General Partner.

The term of the Fund may be extended twice, by one year each time, upon such proposal being made by the General Partner and being approved by the consultation committee of the Limited Partners.

Investment Target of the Fund

The Fund will focus on investing in companies within the semiconductor and semiconductor related industries which satisfy certain parameters and are able to demonstrate a continuous growth in terms of sales and business operation in the PRC. The Fund is only permitted to invest its idle capital by way of deposit in banks or purchase of low risk and high liquidity investment products. Certain investments are not allowed without the approval of the consultation committee of the Limited Partners. The Fund is not allowed to engage in investment which will incur unlimited liability, is not allowed to engage in donation or sponsor activities and is not allowed to engage in illegal investments.

Partners’ Meeting

The Partners’ meeting is composed of all Partners. The weight of the vote of each Partner is pro rata to its capital commitment to the Fund.

Management of the Fund and Management Fees

The investment decision committee of the Fund (the ‘‘Investment Decision Committee’’), comprising of five members elected by the General Partner, is responsible for approving matters relating to investment, change of investment and exit of investment of the Fund. Infotech Venture Investment is appointed by the Partners as the manager of the Fund (the ‘‘Manager’’), responsible for establishing a management team (the ‘‘Management Team’’) for matters relating to investment, post investment management and exit of investment. The Management Team is responsible for supporting the Investment Decision Committee to carry out its functions prescribed under the Partnership Agreement.

In consideration of the provision of services by the Manager to the Fund, the Fund will pay to the Manager an annual management fee. The management fee will be shared between all Partners in proportion to their capital commitment.

Restrictive Covenants Provided by Key Persons

Certain members of the Management Team, who are also members of the Investment Decision Committee, are regarded as key persons, and are subject to specified restrictive covenants relating to their performance at the Fund and involvement at other funds during the Investment Period of the Fund.

Profit Distribution

When each investment project is successfully exited, subject to the terms of the Partnership Agreement or otherwise agreed by the consultation committee of the Limited Partners, the investment return shall be distributed within 60 days. The General Partner is entitled to retain a reasonable amount as capital reserve for the purpose of the expenditure of the Fund.

The investment return will be first be applied to repay the capital contributions made by each of the Partners and all the subsequent investment return will then be distributed as profit to the Partners pursuant to the terms of the Partnership Agreement.

Responsibility for Losses

The losses of the Fund shall be borne by all Partners in proportion to their respective capital commitment. The liability of the Limited Partners will be limited to their respective capital commitments.

Transfer of Interest of the Fund

The Limited Partners are not permitted to transfer their interest in the Fund unless authorized to do so by the General Partner. The General Partner shall not refuse the transfer application without legitimate reason. Any transfer of interest shall be in accordance with the Partnership Agreement and subject to certain notification and undertaking requirements, as well as pre-emptive rights of the General Partner.

The General Partner is not permitted to transfer its interest in the Fund unless authorised to do so by the Limited Partners with more than 70% of equity interest in the Fund or unless the transferee is the related party of the General Partner set up in Shenzhen.

Dissolution of the Fund

The Fund will be dissolved upon the occurrence of specified events, including but not limited to (i) the expiry of the term of the Fund and all Partners deciding that the Fund will not continue to operate; (ii) the General Partner together with Limited Partners representing more than two third of the capital commitment deciding to dissolve the Fund; and (iii) the purpose of the Fund can no longer be fulfilled.

REASONS FOR AND BENEFITS OF THE PARTNERSHIP AGREEMENT

The Partnership will invest in selected companies operating in the semiconductor and semiconductor-related industries. Such investments are intended to help accelerate the development of the integrated circuit industry eco-system in the PRC and to excavate the potential opportunities for the exploitation and integration of resources in the industry. As a result, the Company’s customers and partners will benefit from such development, while the Company may also enjoy the financial benefits from such investments. Therefore, there are advantageous reasons from both strategic and financial perspectives for China IC Capital to enter into the Partnership Agreement for the establishment of the Fund.

The Directors (including independent non-executive Directors) consider that it is in the best interests of the Company and the Shareholders as a whole for China IC Capital to enter into the Partnership Agreement and the transactions contemplated thereunder; the terms of the Partnership Agreement are fair and reasonable; and the entering into of the Partnership Agreement and transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

No Director is considered to have a material interest in the Partnership Agreement which would have required the Director to abstain from voting at the board meeting authorising the Partnership Agreement.

IMPLICATIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 15.01% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Capital is an indirect wholly-owned subsidiary of the Company. Accordingly, the entering into of the Partnership Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the transactions contemplated under the Partnership Agreement exceed 0.1% but are less than 5%, the transactions contemplated under the Partnership Agreement constitute connected transaction of the Company and are subject to the reporting and announcement requirements under the Listing Rules, but are exempt from the circular and the independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

INFORMATION ABOUT THE PARTIES

IPV Global

IPV Global is the overseas merger and acquisition fund of Infotech Venture Investment, with over US$3 billion assets under its management since its inception in 2001. IPV Global has made use of its leading position in the technology investment field of the PRC, as well as its experience, expertise, professional team and resources to successfully help building a number of industry leaders across the technology industry.

China IC Fund

China IC Fund, incorporated in September 2014, mainly invests in the value chain of integrated circuit industry via various approaches, primarily in integrated circuit chip manufacturing as well as chip designing, packaging test and equipment and materials. Fund investors include CDB Capital, China National Tobacco Corporation, Beijing Yizhuang International Investment and Development Co., Ltd., China Mobile Communications Corporation, Shanghai Guosheng (Group) Co., Ltd., Beijing Purple Communications Technology Group Ltd and Sino IC Capital Co., Ltd.

The Company and China IC Capital

The Company is one of the leading foundries in the world, is PRC’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. The Company provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, RRC, the Company has an international manufacturing and service base. In China, the Company has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy the Company has a majority-owned 200mm fab. The Company also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

China IC Capital, founded in February, 2014, is the investment fund company established under the laws of the PRC and a wholly-owned subsidiary of Semiconductor Manufacturing International (Shanghai) Corporation. It is operating as a parent fund and is managed by China Fortune-Tech Capital Co., Ltd..

L&L Capital

Cooperating with Zhejiang Construction Brand Promotion Association of the Zhejiang province, L&L Capital Investment* ( 聯 力 資 本 ) took the initiative and established L&L Capital. L&L Capital was initiated and established under the grand strategic plan of ‘‘Made in Zhejiang’’, which is an important step for the transformation and upgrade of manufacturing industries in Zhejiang, as well as for the promotion of industrial brands. The investment targets of L&L Capital are the equity interests of domestic and foreign manufacturers, especially those within the high-end electronic equipment industry.

INFORMATION ABOUT INFOTECH VENTURE INVESTMENT

Infotech Venture Investment undertakes RMB investments and government programs commissioned by the National Development and Reform Commission and the Ministry of Finance, it also has rich investment experience in semiconductor-related areas.

DEFINITIONS

‘‘China IC Capital’’	China IC Capital Co., Ltd* (中芯晶圓股權投資（上海）有限公司), a limited liability company incorporated in the PRC and an indirect wholly owned subsidiary of the Company and a Limited Partner of the Fund;

‘‘China IC Fund’’’	China Integrated Circuit Industry Investment Fund Co., Ltd* (國家集成電路產業投資基金股份有限公司), a company established under the laws of the PRC and a Limited Partner of the Fund;

‘‘Company’’

Semiconductor Manufacturing International Corporation ( 中 芯 國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are listed on the New York Stock Exchange, Inc;

‘‘Director(s)’’	the director(s) of the Company;

‘‘Fund’’	IPV Capital Global Technology Fund* (盈富泰克（深圳）環球技術股權投資基金合伙企業（有限合伙)), a limited partnership established under the laws of the PRC by the Partnership Agreement;

‘‘General Partner(s)’’

partner(s) with unlimited liability in relation to the debts of the Fund, referring to IPV Global at the establishment of the Fund and any other entity as prescribed by the Partnership Agreement upon the withdrawal of IPV Global;

‘‘Group’’	the Company and its subsidiaries;

‘‘Infotech Venture Investment’’	Infotech Venture Investment Company Ltd.* (盈富泰克創業投資有限公司), a company established under the laws of the PRC and was appointed as the Manager of the Fund;

‘‘Investment Period’’	the investment period of the Fund, being the first four years from the first contribution date stated on the first installment notice issued by the General Partner;

‘‘IPV Global’’	IPV Global Technology Management Limited* (上海堯芯商務信息諮詢有限公司), a limited liability company established under the laws of the PRC and the General Partner of the Fund;

‘‘L&L Capital’’	Investment fund(s) established and managed by L&L Capital Investment, under the laws of the PRC and a Limited Partner of the Fund;

‘‘Limited Partner(s)’’	partner(s) with liability limited to its capital commitment in relation to debts of the Fund;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘Partner(s)’’	General Partner(s) and the Limited Partner(s);

‘‘Partnership Agreement’’	the agreement entered into among IPV Global, China IC Capital, China IC Fund and L&L Capital on 2 May 2018 in relation to the establishment and management of the Fund;

‘‘PRC’’	the People’s Republic of China, but for the purpose of this announcement only, excludes Hong Kong, Macau and Taiwan;

‘‘RMB’’	Renminbi, the lawful currency of the PRC;

‘‘Shareholders’’	the shareholders of the Company; and

‘‘Stock Exchange’’	the Stock Exchange of Hong Kong Limited.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, 3 May 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

* For identification purposes only